Burcon NutraScience
Corporation

Condensed Consolidated Interim Financial
Statements
Nine months ended December 31,
2014 and 2013
(Unaudited)
(Prepared in Canadian dollars)

Burcon NutraScience Corporation
Condensed Consolidated Interim Balance Sheets
(Unaudited)

(Prepared in Canadian dollars)

	December 31,	March 31,
	2014	2014
	$	$
Assets
Current assets
Cash and cash equivalents	2,953,861	1,392,467
Amounts receivable (note 9)	25,148	140,941
Prepaid expenses	126,888	165,390
	3,105,897	1,698,798
Property and equipment	582,524	664,115
Deferred financing costs (note 5)	61,386	215,251
Deferred development costs (note 4)	889,374	1,289,592
Goodwill	1,254,930	1,254,930
	5,894,111	5,122,686
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 9)	502,171	572,908
Deferred revenue	156,388	226,763
	658,559	799,671
Shareholders’ Equity (note 5)
Capital stock	59,018,953	54,005,703
Contributed surplus	6,259,625	6,136,123
Options	9,041,628	8,532,700
Warrants	357,945	49,453
Deficit	(69,442,599)	(64,400,964)
	5,235,552	4,323,015
	5,894,111	5,122,686

Going concern (note 1)
Subsequent event (note 13)

Approved by the Audit Committee of the Board of Directors

(signed) J. Douglas Gilpin	Director	(signed) David Lorne John Tyrrell	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Burcon NutraScience Corporation
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss
(Unaudited)

(Prepared in Canadian dollars)

	Three months ended		Nine months ended
	December 31		December 31
	2014	2013	2014	2013
	$	$	$	$
Revenue
Royalty income	30,930	23,750	79,879	71,108
Expenses
General and administrative (note 6)	1,228,572	1,100,423	3,312,251	3,166,300
Research and development (note 7)	646,503	587,711	1,870,658	1,794,296
	1,875,075	1,688,134	5,182,909	4,960,596
Loss from operations	(1,844,145)	(1,664,384)	(5,103,030)	(4,889,488)
Interest and other income (note 9)	14,895	126,025	61,395	166,659
Loss and comprehensive loss for the period	(1,829,250)	(1,538,359)	(5,041,635)	(4,722,829)
Basic and diluted loss per share (note 8)	(0.05)	(0.05)	(0.15)	(0.15)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Burcon NutraScience Corporation
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited)
For the nine months ended December 31, 2014 and 2013

(Prepared in Canadian dollars)

	Number of
	fully paid
	common
	shares
	(unlimited
	number of
	common
	shares						Total
	without par	Capital	Contributed				shareholders’
	value)	stock	surplus	Options	Warrants	Deficit	equity
		$	$	$	$	$	$

Balance - March 31, 2013	31,624,693	54,005,703	5,065,951	9,064,232	49,453	(58,439,419)	9,745,920

Loss and comprehensive loss for the period	-	-	-	-	-	(4,722,829)	(4,722,829)
Unexercised vested options	-	-	1,070,172	(1,070,172)	-	-	-
Stock-based compensation expense	-	-	-	443,893	-	-	443,893

Balance - December 31, 2013	31,624,693	54,005,703	6,136,123	8,437,953	49,453	(63,162,248)	5,466,984

Balance - March 31, 2014	31,624,693	54,005,703	6,136,123	8,532,700	49,453	(64,400,964)	4,323,015

Loss and comprehensive loss for the period	-	-	-	-	-	(5,041,635)	(5,041,635)
Rights offering	1,860,276	5,245,978	-	-	-	-	5,245,978
Share issue costs (note 9)	-	(232,728)	-	-	-	-	(232,728)
Unexercised/vested options	-	-	74,049	(74,049)	-	-	-
Warrants expired	-	-	49,453	-	(49,453)	-	-
Warrants issued	-	-	-	-	357,945	-	357,945
Stock-based compensation expense	-	-	-	582,977	-	-	582,977

Balance - December 31, 2014	33,484,969	59,018,953	6,259,625	9,041,628	357,945	(69,442,599)	5,235,552

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Burcon NutraScience Corporation
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)
For the nine months ended December 31, 2014 and 2013

(Prepared in Canadian dollars)

	2014	2013
	$	$

Cash flows from operating activities
Loss for the period	(5,041,635)	(4,722,829)
Items not affecting cash
Amortization of deferred development costs	400,218	400,218
Amortization of property and equipment	109,897	122,610
Amortization of deferred revenue	(70,375)	(70,375)
Warrants issued for financing	357,945	-
Stock-based compensation expense	582,977	443,893

	(3,660,973)	(3,826,483)
Changes in non-cash working capital items
Amounts receivable	115,793	(93,380)
Prepaid expenses	38,502	6,137
Accounts payable and accrued liabilities	48,958	17,876

	(3,457,720)	(3,895,850)

Cash flows from investing activities
Decrease in short-term investments	-	2,085,746
Acquisition of property and equipment	(28,306)	(246,665)

	(28,306)	1,839,081

Cash flows from financing activities
Deferred financing costs	(54,643)	-
Issue of capital stock	5,245,978	-
Share issue costs	(143,915)	-

	5,047,420	-

Increase (decrease) in cash and cash equivalents	1,561,394	(2,056,769)

Cash and cash equivalents - Beginning of period	1,392,467	4,602,520

Cash and cash equivalents - End of period	2,953,861	2,545,751

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Nine months ended December 31, 2014 and 2013

(Prepared in Canadian dollars)

1	Going concern

Burcon NutraScience Corporation (Burcon or the Company) is an incorporated entity headquartered in Vancouver, Canada.

These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

As at December 31, 2014, the Company had minimal revenues from its technology, had an accumulated deficit of $69,442,599, and had relied on equity financings, private placements, rights offerings and other equity transactions to provide the financing necessary to undertake its research and development activities. These conditions indicate existence of a material uncertainty that casts substantial doubt about the ability of the Company to meet its obligations as they become due and, accordingly, its ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon the Company raising additional capital. The Company will need to raise additional capital to meet its business objectives. On April 2, 2014, the Company completed a rights offering for 1,860,276 common shares at a price of $2.82 per common share for gross proceeds of $5,245,978 (note 5) and net proceeds of approximately $5.0 million. On January 22, 2015, the Company completed a private placement of 660,000 common shares at a price of US$2.50 per common share for gross proceeds of US$1.65 million, or approximately C$2.0 million (note 13). Although the Company expects to receive royalty revenues from its license and production agreement (Soy Agreement) with Archer Daniels Midland Company (ADM) from the sales of CLARISOY™ (note 2), the amount and timing of royalty revenues cannot be ascertained at this time. Burcon expects the amount of royalty revenues from the sales of CLARISOY™ will not reach its full potential until such time production is expanded to one or more full-scale commercial facilities. ADM has announced that it intends to expand commercial production of CLARISOY™. However, the timing of the construction of such a full-scale commercial facility has not yet been determined.

These condensed consolidated interim financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

(1)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Nine months ended December 31, 2014 and 2013

(Prepared in Canadian dollars)

2	Nature of operations

Burcon and its subsidiary are research and development companies that are developing plant protein extraction and purification technology in the field of functional, renewable plant proteins. The Company and its subsidiary have developed CLARISOY™, a soy protein; and are developing PEAZAZZ®, a pea protein, and Puratein®, Supertein™ and Nutratein®, three canola protein isolates.

	a)	CLARISOY™

On March 4, 2011, Burcon signed the Soy Agreement with ADM to license its CLARISOY™ technology to ADM on an exclusive basis to produce, market and sell CLARISOY™ soy protein worldwide. The terms of the Soy Agreement include: (a) the license to ADM of all intellectual property, including know-how and trade secrets, concerning the manufacture and use of CLARISOY™, (b) payments to Burcon on a quarterly basis that begin upon certain approval by the Environmental Protection Agency and continue until the first bona fide arm’s length sale of soy products manufactured in the Semi-works Production facility are made, (c) the engineering and design of an initial commercial CLARISOY™ production plant to be completed by ADM and (d) a royalty structure that incorporates financial incentives for ADM to expand sales globally. ADM will make royalty payments to Burcon on the sales of CLARISOY™ under the 20-year Soy Agreement. Maintaining the CLARISOY™ soy protein patent portfolio during the term of the Soy Agreement is the responsibility of Burcon. In December 2012, ADM notified Burcon of the first bona fide arm’s length sale of CLARISOY™ soy protein. Pursuant to the Soy Agreement, the initial license fee payments ceased at the end of the quarter that immediately preceded the quarter in which the first bona fide arm’s length sale of CLARISOY™ manufactured in the semi-works production facility occurred. Accordingly, commencing with the quarter ended December 31, 2012, Burcon earned a percentage of net revenues from the sale of CLARISOY™ manufactured from the semi-works production facility. In March 2014, ADM provided written notice to Burcon that it intends to expand the commercial production of CLARISOY™ soy protein such that its production capacity meets the required obligations under the Soy Agreement to retain its exclusive license for CLARISOY™. If ADM does not fulfill certain obligations under the Soy Agreement, Burcon will have the option to convert the exclusive license to a non-exclusive license.

	b)	Peazazz®

Burcon has developed a novel pea protein isolate that it has branded Peazazz®. In June 2013, Burcon announced that it had completed the construction of a Peazazz® semi-works production facility. The semi- works plant, located in Winnipeg, Manitoba, will enable Burcon to provide market development quantities (tonnage amounts) to customers for product and market development activities.

Burcon has executed a number of material transfer agreements (MTAs) with potential partners and customers, and has been in discussions with a select group of potential partners to discuss the commercialization of Peazazz® and is considering various options, including building full-scale production facilities through a variety of partnerships.

(2)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Nine months ended December 31, 2014 and 2013

(Prepared in Canadian dollars)

c)	Puratein®, Supertein™ and Nutratein®

Burcon is developing three canola protein isolate products, Puratein®, Supertein™ and Nutratein®. In 2008, Puratein® and Supertein™ achieved U.S. self-affirmed GRAS (Generally Recognized As Safe) status, and in 2010, the U.S. Food and Drug Administration formally acknowledged receipt of Burcon’s GRAS notification for Puratein® and Supertein™.

3	Significant accounting policies

Basis of presentation

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including International Accounting Standards (IAS) 34, Interim Financial Reporting, on a basis consistent with those accounting policies followed in the most recent annual consolidated financial statements. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit Committee of the Board of Directors February 12, 2015.

The condensed consolidated interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended March 31, 2014.

Principles of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiary, Burcon NutraScience (MB) Corp. A subsidiary is an entity over which the Company has control. Control exists when the Company is exposed, or has rights, to variable returns from its involvement with an entity and has the ability to effect those returns through its existing rights that give the current ability to direct the activities of the entity that significantly affect the entity’s returns. All material intercompany transactions and balances have been eliminated on consolidation.

Details of the Company’s subsidiary at December 31, 2014 are as follows:

	Place of	Interest
	incorporation	%	Principal activity

Burcon NutraScience (MB) Corp.	Manitoba, Canada	100	Research and development

(3)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Nine months ended December 31, 2014 and 2013

(Prepared in Canadian dollars)

Changes in accounting policies

The Company has adopted the following new and revised standards, along with any consequential amendments, effective April 1, 2014. These changes have been made in accordance with the applicable transitional provisions.

•

The Company has adopted IAS 32, Financial Instruments: Presentation. These amendments clarify the requirements for offsetting of financial assets and liabilities. The adoption did not result in material changes to the Company’s financial statements.

•

The Company has adopted IFRIC 21, Levies, which provides guidance on when an obligating event occurs that gives rise to a liability to pay a government levy that is not income tax. The adoption did not have any impact on the Company’s financial statements.

Accounting standards issued and not applied

IFRS 15 - Revenue from Contracts with Customers

This new standard on revenue recognition supersedes IAS 18 - Revenue, IAS 11 - Construction Contracts, and related interpretations. IFRS 15 is effective for the first interim period beginning on or after January 1, 2017.

IFRS 9 - Financial instruments - Classification and Measurement

The final version of IFRS 9 was issued in July 2014 and includes (i) a third measurement category for financial assets, and (ii) a single forward looking expected loss impairment model.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

Amendments to IFRS 7 - Financial Instruments: Disclosures

IFRS 7 is amended to require additional disclosures on transition from IAS 39 to IFRS 9. The Amendment of IFRS 7 is effective on adoption of IFRS 9.

The Company does not expect any material impact from the adoption of these standards.

(4)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Nine months ended December 31, 2014 and 2013

(Prepared in Canadian dollars)

4	Deferred development costs

$
Cost at March 31, 2014	2,223,435
Current period additions	-
Cost at December 31, 2014	2,223,435
Accumulated amortization at March 31, 2014	933,843
Current period amortization	400,218
Accumulated amortization at December 31, 2014	1,334,061
Net book value at December 31, 2014	889,374
Cost at March 31, 2013	2,223,435
Current period additions	-
Cost at March 31, 2014	2,223,435
Accumulated amortization at March 31, 2013	400,218
Current period amortization	533,625
Accumulated amortization at March 31, 2014	933,843
Net book value at March 31, 2014	1,289,592

5	Shareholders’ equity

	a)	Capital stock

Authorized

Unlimited number of common shares without par value

On April 2, 2014, the Company completed an offering of shares by way of a rights offering for 1,860,276 common shares at $2.82 per common share for gross proceeds to Burcon of $5,245,978, and net proceeds of approximately $5.0 million. Burcon issued to each shareholder one right (the “Rights”) for each common share held by such shareholder. Every 17 Rights entitled the holder thereof to purchase one common share in the Company at a price of $2.82 per common share.

(5)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Nine months ended December 31, 2014 and 2013

(Prepared in Canadian dollars)

Financing costs of $215,251 incurred up to March 31, 2014 related to the rights offering were recorded as deferred financing costs and transferred to share issue costs upon the completion of the financing on April 2, 2014. Subsequent to March 31, 2014, Burcon incurred additional share issue costs of $17,477.

Subject to certain conditions, three corporate shareholders (the “Guarantors”), including ITC Corporation Limited (“ITC”), each agreed to provide a standby guarantee (the “Standby Commitment”) to purchase such common shares that were available to be purchased, but not otherwise subscribed for, that would have resulted in a minimum of 930,138 common shares issued under the rights offering. As the rights offering was over-subscribed, the Guarantors were not required to fulfill their respective obligations under the Standby Commitment. As consideration for the Standby Commitment, the Guarantors received share purchase warrants (“Standby Warrants”) entitling the Guarantors to acquire up to 232,534 common shares at an exercise price of $2.82 per common share that are exercisable up to April 2, 2016. In accordance with the policies of the TSX, the issuance of the Standby Warrants by the Guarantors was subject to shareholder approval, which was granted at Burcon's annual general meeting on September 10, 2014. Burcon has estimated the value of these warrants to be $357,945 using the Black-Scholes Option Pricing Model and has recorded these warrants as financing expense (note 6) in the second quarter of fiscal 2015.

During the nine months ended December 31, 2014, the Company incurred costs of $61,386 related to financing activities that it expects to undertake within the next twelve months. These costs have been recorded as deferred financing costs as at December 31, 2014.

b)	Contributed surplus

Contributed surplus comprises the value ascribed to expired warrants and options and forfeited vested options, previously categorized in either warrants or options, as applicable, within shareholders’ equity.

c)	Options

The Company has a stock option plan in which all directors, officers, employees and consultants of the Company and its subsidiary are eligible to participate.

At December 31, 2014, 2,512,167 (March 31, 2013 - 1,986,161) options to purchase common stock are outstanding under the stock option plan. These options, when vested under the terms of the plan, are exercisable at prices ranging between $2.48 and $9.60 per common share. An additional 836,329 (March 31, 2014 - 1,176,308) options may be granted in future years under this plan. Unless otherwise determined by the Board of Directors, the options have a term of 10 years from the date of grant. The vesting terms are determined at the discretion of the Board of Directors at the time of grant. All grants are recognized using graded vesting, with each vesting tranche being valued separately, and the fair value of each tranche recognized over its respective vesting period.

(6)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Nine months ended December 31, 2014 and 2013

(Prepared in Canadian dollars)

	Nine months ended
	December 31,		Year ended March 31,
	2014		2014

				Weighted
		Weighted		average
	Number of	average	Number of	exercise
	options	exercise price	options	price
		$		$

Outstanding - Beginning of period	1,986,161	6.50	1,882,000	7.31

Granted	616,006	2.86	454,161	2.48
Forfeited/Expired	(90,000)	5.03	(350,000)	5.67

Outstanding - End of period	2,512,167	5.66	1,986,161	6.50

The following table summarizes information about stock options outstanding and exercisable at December 31, 2014:

	Options outstanding			Options exercisable

	Number	Weighted		Number
	outstanding	average	Weighted	exercisable	Weighted
	at	remaining	average	at	average
	December 31,	contractual	exercise	December 31,	exercise
	2014	life	price	2014	price
$		(years)	$		$

2.48 - 4.16	1,452,167	9.03	3.08	699,377	3.31
6.78 - 9.60	1,060,000	5.26	9.19	1,060,000	9.19

	2,512,167			1,759,377

The fair value of each option is estimated as at the date of grant or other measurement date using the Black-Scholes option pricing model and the following weighted average assumptions:

	Nine months
	ended	Year ended
	December 31,	March 31,
	2014	2014

Dividend yield	0.0%	0.0%
Expected volatility	52.1%	51.7%
Risk-free interest rate	1.8%	2.3%
Expected forfeitures	10.2%	10.7%
Expected average option term (years)	7.7	8.1

(7)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Nine months ended December 31, 2014 and 2013

(Prepared in Canadian dollars)

The expected volatility and expected forfeitures are based on historical volatility and forfeitures. The risk-free rate of return is the yield on a zero-coupon Canadian treasury bill of a term consistent with the expected average option term. The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

The weighted average fair value of the options granted during the quarter ended December 31, 2014 was $1.61 (March 31, 2014 - $1.44) per option.

For the three and nine months ended December 31, 2014, included in research and development expenses in salaries and benefits is $69,160 and $170,985, respectively, (2013 - $31,188 and $100,066) (note 7) of stock-based compensation and included in general and administrative expenses is $304,656 and $411,992, respectively, (2013 - $242,655 and $328,807) in salaries and benefits and $nil and $nil, respectively, (2013 - $nil, and $15,020) in investor relations (note 6) of stock-based compensation.

6	General and administrative

	Three months ended		Nine months ended
	December 31		December 31

	2014	2013	2014	2013
	$	$	$	$

Professional fees	577,624	421,401	1,386,307	1,540,639
Salaries and benefits (note 5)	530,427	473,956	1,076,284	1,013,074
Office supplies and services (note 9)	38,937	33,688	125,003	121,891
Investor relations (note 5)	30,516	131,180	184,978	300,344
Other	22,068	19,653	95,729	85,561
Travel and meals	20,547	11,980	58,887	74,985
Management fees (note 9)	7,692	7,737	23,854	27,516
Amortization of property and equipment	761	828	2,189	2,290
Financing expense (notes 5 and 9)	-	-	359,020	-

	1,228,572	1,100,423	3,312,251	3,166,300

(8)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Nine months ended December 31, 2014 and 2013

(Prepared in Canadian dollars)

7	Research and development

	Three months ended		Nine months ended
	December 31		December 31

	2014	2013	2014	2013
	$	$	$	$

Salaries and benefits (note 5)	340,117	289,103	1,010,489	917,216
Amortization of deferred development costs	133,406	133,406	400,218	400,218
Laboratory operation	92,931	71,331	234,576	221,778
Amortization of property and equipment	36,108	47,514	107,708	120,320
Rent	22,629	21,376	65,813	64,122
Analyses and testing	19,529	21,377	46,790	57,133
Travel and meals	1,783	3,604	5,064	13,509

	646,503	587,711	1,870,658	1,794,296

8	Basic and diluted loss per share

The following table sets forth the computation of basic and diluted loss per share:

	Three months ended		Nine months ended
	December 31		December 31

	2014	2013	2014	2013
	$	$	$	$

Loss for the period, being loss attributable to common shareholders - basic and diluted	(1,829,250)	(1,538,359)	(5,041,635)	(4,722,829)

	Shares	Shares	Shares	Shares

Weighted average common shares - basic and diluted	33,484,969	31,624,693	33,474,804	31,624,693

Basic and diluted loss per share	(0.05)	(0.05)	(0.15)	(0.15)

For the three and nine months ended December 31, 2014 and 2013, the Company excluded all potential common share equivalents from the diluted loss per share calculation as they were anti-dilutive.

(9)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Nine months ended December 31, 2014 and 2013

(Prepared in Canadian dollars)

9	Related party transactions

The Company engaged a company that is controlled by an entity that has significant influence over Burcon for the following related party transactions:

Included in office supplies and services in general and administrative expenses (“G&A expenses”) for the three and nine months ended December 31, 2014 is $17,466 and $52,397, respectively (2013 - $15,791 and $47,372) for office space rental, services, and equipment rental.

For the three and nine months ended December 31, 2014, included in management fees in G&A expenses is $7,699 and $23,861, respectively (2013 - $7,738 and $27,227) for services provided. At December 31, 2014, $1,635 (March 31, 2014 - $1,423) of this amount is included in accounts payable and accrued liabilities. For the three and nine months ended December 31, 2014, included in interest and other income is $3,859 and $17,827, respectively (2013 - $2,367 and $9,358) for management services provided. At December 31, 2014, $1,494 (March 31, 2014 - $1,424) of this amount is included in amounts receivable. Included in share issue costs are fees of $nil and $1,050 incurred during the three and nine months ended December 31, 2014, respectively (deferred financing costs as at March 31, 2014 - $2,550) for administrative services provided directly for financing-related activities, of which $nil is included in accounts payable and accrued liabilities (March 31, 2014 - $1,035).

During the quarter ended September 30, 2014, the Company issued warrants to ITC Corporation Limited related to the rights offering (note 5(a)) and recorded the estimated fair value of $183,053 as financing expense (note 6).

10	Key management compensation

Key management includes the Company’s CEO, COO and Directors. For the nine months ended December 31, 2014 and 2013 remuneration of key management comprises:

	2014	2013
	$	$

Short-term benefits	273,623	279,539
Option-based awards	282,152	234,620

	555,775	514,159

Short-term benefits comprise salaries, fees and employment benefits.

Option-based awards are granted in accordance with the incentive stock option plan and represent the fair value of the instruments measured in accordance with IFRS 2, Share-based Payment. For details of these plans refer to note 5.

(10)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Nine months ended December 31, 2014 and 2013

(Prepared in Canadian dollars)

11	Financial instruments

Credit risk

The financial instruments that potentially expose the Company to a concentration of credit risk are cash and cash equivalents and amounts receivable. The Company’s cash and cash equivalents may comprise interest- bearing savings instruments, with Canadian chartered banks. The Company limits its exposure to credit loss by placing its cash and cash equivalents and short-term investments with two Canadian chartered banks.

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates. Burcon’s cash and cash equivalents are held at two Canadian chartered banks to maximize interest and to diversify risk. For the three and nine months ended December 31, 2014, the weighted average interest rate earned on the Company’s cash and cash equivalents was 1.18% and 1.23%, respectively (2013 - 1.15% and 1.17%). The impact of a 1% strengthening or weakening of interest rate on the Company’s cash and cash equivalents at December 31, 2014 is estimated to be a $30,000 increase or decrease in interest income per year.

Liquidity risk

The Company manages liquidity risk through the management of its capital structure (note 12). It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated minimum contractual undiscounted cash flow requirements for its financial liabilities at December 31, 2014 was $502,171, all of which is due within the next 12 months. Additional information regarding liquidity risk is disclosed in note 1.

12	Capital disclosures

The Company considers its capital to be its shareholders’ equity.

The Company manages its capital structure to have sufficient resources available to meet day-to-day operating requirements, continue as a going concern and fund its research development program. The Company is dependent on non-operating sources of cash, primarily from issuing equity, to fund its operations and research and development program. The Company monitors its capital and the expected cash flows required to achieve its business objectives to determine its future financing needs. It seeks additional equity capital when deemed appropriate, but there is no assurance that it will be able to secure the necessary capital when required. Additional information regarding capital management is disclosed in note 1.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the three and nine months ended December 31, 2014.

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Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Nine months ended December 31, 2014 and 2013

(Prepared in Canadian dollars)

13	Subsequent event

Subsequent to December 31, 2014, Burcon completed a private placement of 660,000 common shares at a price of US$2.50 per share for gross proceeds of US$1.65 million, or approximately CA$2.0 million. Burcon is maintaining these funds in a US dollar bank account and, therefore, the funds are subject to the risk of foreign currency fluctuations. The common shares are subject to a four-month hold period, expiring May 23, 2015.

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